                     CONSENT OF PROFESSIONAL BANK SERVICES, INC.


    We consent to the use of our opinion to be dated the date of the Proxy Statement/Prospectus and attached as Annex II to the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 relating to the proposed merger of a wholly owned subsidiary of Premier Financial Bancorp, Inc. into The Sabina Bank, Sabina, Ohio, and to the reference to our firm name under the captions "Summary - Opinion of Financial Advisor to Sabina Bank" and "The Merger
- Opinion of Financial Advisor to Sabina Bank" in such Proxy Statement/Prospectus. In giving such consent we do not admit and we disclaim that we come within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933 and the rules and regulations issued thereunder.






                                  PROFESSIONAL BANK SERVICES, INC.


July 31, 1997
Louisville, Kentucky